Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R Horger
2(b) Relationship to Issuer
Director
2(c) Address Street
1459 Amelia Street, Orangburg, SC 29116
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities LPL Financial
4707 Executive Drive
San Diego, CA 92121-3091

3(c) Number of share or other units to be sold
5,000

3(d)Aggregate Market Value
$370,000.00

3(e) Number of shares or other units outstanding
24,195,226

3(f) Approximate Date of Sale
9/2/2016

3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
Various dates from 1996 to 2009


Nature of Acquisition Transaction
Purchases

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
5,000

Date of Payment:
Various dates from 1996 to 2009

Nature of Payment:
Cash



Table II  Securities sold during past 3 months:
N/A